UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

CATERPILLAR INC. (Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)
1-768 (Commission File Number)	37-0602744 (IRS Employer Identification No.)
100 NE Adams Street, Peoria, Illinois (Address of principal executive offices)	61629 (Zip Code)
James B. Buda, Executive Vice President, Law & Public Policy, (309) 675-1000 (Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

√	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure

Items 1.01 and 1.02 Conflict Minerals Disclosure and Report, Exhibit

Conflict Minerals Disclosure

A copy of Caterpillar Inc.’s Conflict Minerals Report for the year ended December 31, 2013 is provided as Exhibit 1.02 hereto and is publicly available at http://www.caterpillar.com/en/investors/sec-filings.html.

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit 1.02 - Conflict Minerals Report for the year ended December 31, 2013 as required by Items 1.01 and 1.02 of this Form.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

CATERPILLAR INC.
(Registrant)

By:	/s/ Steven H. Wunning	May 30, 2014
	Steven H. Wunning	(Date)
Group President, Resource Industries

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